UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 4, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Company")

TRADING STATEMENT AND UPDATED PRODUCTION FORECAST FOR THE SIX-MONTHS
ENDING 30 JUNE 2014 AND YEAR ENDING 31 DECEMBER 2014

Westonaria 4 June 2014

Trading Statement

Sibanye (JSE: SGL & NYSE: SBGL)wishes to advise shareholders, in
compliance with paragraph 3.4(b) of the JSE Listing Requirements,
that headline earnings per share (HEPS) for the six months ending 30
June 2014 will be at least 20% lower than during the comparative
period in 2013. This is as a result of an increase in the weighted
average number of shares in issue, from 556,412,788 for the six-
months ended 30 June 2013 to an estimated 771,294,404 for the six-
months ending 30 June 2014. A further, more detailed announcement
will be released once a more definitive range can be given.

The weighted average number of shares in issue for the six-months
ended 30 June 2013 was lower as a consequence of only 1,000 shares
in issue at the unbundling of Sibanye by Gold Fields. On the Sibanye
listing date on 11 February 2013, Sibanye's issued shares increased
to 731,648,614.

On 16 May 2014, 156,894,754 new Sibanye ordinary shares were issued
to Gold One International Limited (Gold One), following the
conclusion of the acquisition of the Cooke underground and surface
operations.

The financial information on which the trading statement has been
based has not been reviewed or reported on by the Company's
auditors.

Production forecast

The Cooke Operation will be consolidated into Sibanye from June
2014. Previous Sibanye production guidance provided on 24 April 2014
excluded any production from these assets.

The revised gold production forecast for the six months ending 30
June 2014, including one month of gold production (approximately
650kg (21,000oz)) from the Cooke Operation, is 22,150kg (690,000oz).
The six months ending 30 June 2014 total cash cost forecast is
R290,000/kg (US$850/oz – at an average exchange rate of R10.60/US$
for the period) and All-in cost R365,000/kg (US$1,070/oz).

Gold production for the 2014 financial and calendar year ending 31
December 2014 is forecasted to increase to 49,000kg (1.58Moz), which
includes approximately 4,900kg (158,000oz) of gold production from

the Cooke Operation. Total cash cost including the Cooke Operation is forecast to increase from R270,000/kg (US$800/oz) to R285,000/kg (US$845/oz - at an average exchange rate of R10.50/US$ for the year) and All-in cost from R360,000/kg (US$1,070/oz) to R365,000/kg (US$1,080/oz).

ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute 'forward looking statements' within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or uranium; hazards associated with underground and surface gold and uranium mining; labour shortages and disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the HIV/AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 4, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer